Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

StorEn Technologies Inc
12 E Stone Ave.
Greenville, SC 29609
www.storen.tech

Up to $1,800,000.08 in Common Stock at $7.12
Minimum Target Amount: $9,996.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: StorEn Technologies Inc
Address: 12 E Stone Ave., Greenville, SC 29609
State of Incorporation: DE
Date Incorporated: January 03, 2017

Terms:

Equity

Offering Minimum: $9,996.48 | 1,404 shares of Common Stock
Offering Maximum: $1,800,000.08 | 252,809 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.12
Minimum Investment Amount (per investor): $363.12

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Reservations Bonus | 5% Bonus Shares

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Storen Technologies, you are eligible for additional bonus shares.

Combo/Avid Investor Perk

Early Bronze

Invest $500+ within the first two weeks and receive 5% bonus shares.

Early Silver

Invest $1,000+ within the first two weeks and receive 7% bonus shares.

Early Gold

Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000 and receive 5% bonus shares + added to StorEn Investor Purchase Program**

Tier 2

Invest $5,000 and receive 10% bonus shares + added to StorEn Investor Purchase Program**

Tier 3

Invest $20,000 and receive 15% bonus shares + added to StorEn Investor Purchase Program**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Our Investor Purchase Program is an exclusive opportunity designed for our investors to procure our innovative system. Participation in the program is secured through a down payment that underscores the investor's commitment to the purchase. The StorEn Investor Purchase Program, exclusive to investors, prioritizes residential system purchases by registered investors who have invested a minimum of $1000 in the company. Participants become V5 Club members, eligible to apply for a future production slot, provided they meet additional criteria like U.S. residency and agreement to specific conditions, including system installation and operation requirements. A $1000 down payment, held in escrow, secures a production slot and is credited against the final system cost. The process involves a random selection for production order, and options for trading or selling positions within the V5 Club are available.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

StorEn will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $712. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Reservation Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

StorEn Technologies ("StorEn" or the "Company") develops evolutionary vanadium flow batteries for energy storage. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, and now headquartered in Greenville, SC, we're building upon the demonstrated strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy suppliers.

Our batteries are designed to deliver superior performances at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already promise - durability and sturdiness - and uses extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte and the electrical systems to reduce costs.

Through these processes, we create efficient powerful cost-effective products which have led to four international PCT patent applications and four trademarks so far. All IP rights have been transferred to StorEn and we are the sole owner and beneficiary of the technology.

Related Entity (Arco)

StorEn Technologies was started by Angelo D'Anzi and Carlo Brovero in Bologna, Italy in 2016. In 2017, Mr. Brovero moved the company to the United States. Between 2017 and 2022, the company continued to perform research, development, and early prototype system builds in the original facility in Bologna, Italy. The facility in Bologna, Italy is a shared space with another technology company, Arco Technologies. In 2022, the company began its US operation in Greenville, South Carolina. Our facility in Greenville supports our early-stage manufacturing and will grow to fully support the design and build of future systems. We will continue to use our shared facility in Bologna for future research and development of our cell stacks.

To also facilitate additional business development in the United States, StorEn Technologies was granted the exclusive right to distribute Arco Hydrogen Fuel Cells, Lithium Battery Packs, and other Hydrogen-related products into the United States.

In January 2020, we acquired 1.11% of the ownership interests of Arco Fuel Cells S.r.l., in exchange for $110,120.08. In March 2020, Arco acquired 26,410 shares of our common stock for $4.20 per share for a total of $110,120.08.

Competitors and Industry

Industry

We will be entering a number of industries with our technology. First, we will offer energy storage systems used by industrial customers such as electric utility companies and telecommunications service providers. The electric power grid operates based on a delicate balance between supply (generation) and demand (consumer use). One way to help balance fluctuations in electricity supply and demand is to store electricity during periods of relatively high production and low demand, then release it back to the electric power grid during periods of lower production or higher demand.

We will also be offering a system designed exclusively for residential installations. The residential market is growing exponentially and our battery will compete directly with lithium-based systems that today, are the only solution available.

Energy Storage Systems (ESS) have proven to provide economic, reliability, and environmental benefits to utility power providers. Depending on the extent to which it is deployed, electricity storage could help the utility grid operate more efficiently, reduce the likelihood of brownouts during peak demand, and allow for more renewable resources to be built and used. We believe StorEn Technologies systems are a perfect match for solving these issues.

Competition

There are a number of companies that have recently started designing and building Vanadium Flow Batteries. Our closest competitor is Invinity Energy based in Vancouver Canada. Invinity is a collaboration of two companies that were merged together in 2020, RedT headquartered in Scotland and Avalon Energy based in Vancouver, BC. Invinity offers large-scale energy storage systems ranging from 300KW to multi-megawatt systems.

A second vanadium flow battery manufacturer is Largo, Inc. Largo is a Canadian mining company that offers energy storage as part of its portfolio of products. The Largo system is designed for megawatt-scale energy storage applications.

Our systems are designed for smaller applications such as residential use and industrial microgrid applications.

All these companies focus on large grid-scale batteries for grid storage. To the best of our knowledge, we are the only company making smaller vanadium flow batteries for industrial and residential applications.

In the residential space, our largest competitor is Tesla. Tesla presently has approximately 62% market share. Also, lithium batteries are the only technology presently available for residential battery systems. We plan to upset this space with our technically advanced, longer-lasting system that is not lithium-based.

Current Stage and Roadmap

The heart of a vanadium flow battery is the cell stack. The cell stack is the "engine" of a flow battery and is where the electrochemical reactions occur. The result of these reactions is the generation of electrical power.

We believe StorEn Technologies has developed the most advanced cell stack in the industry. We have, and continue to develop, proprietary and patented technology that will allow us to build a system that is smaller, yet more powerful than any other vanadium flow battery. Over the last 3 years, our technical team (located in Italy) has been finalizing our cell stack design and we are now building cell stacks in quantity for full system testing. We are also in the process of designing our first industrial cabinet that will house the cell stacks, pumps, tanks, and electrical systems that make up a vanadium flow battery.

We are also in the process of hiring US-based engineering personnel who will take our system designs and work to build a manufacturing process for our flow battery. This requires specially designed equipment that, like our system, is unique and proprietary.

In 2022, we completed moving our operation to Greenville, South Carolina. We have signed a 3-year lease for 4,400 sq ft of manufacturing space and we have begun tooling this facility to build our cell stacks. Greenville, SC is the home of many advanced manufacturing companies such as BMW Automotive and Michelin Tire. Greenville, SC also has a number of technical universities in close proximity and we plan to partner with these institutions for talent recruitment project collaboration. This move will allow the company to tap into the Greenville ecosystem and take advantage of local contract manufacturing companies who can support our effort of building a modern automated manufacturing facility.

In 2023, we finalized the design of our residential battery system and are beginning to build our first units. Our first offering is called the Vanadis 530. The system will supply 30KWh of energy storage and deliver 5KW of power. Our plan is to offer our first systems exclusively to our investor community first. We have started an Investor Purchase Program called the V5 Club. To date, we have over 400 of our investors who have indicated their desire to participate in this program.

StorEn Technologies plans to demonstrate our larger containerized size systems first in a live, microgrid environment by the end of 2023. We have completed the build of our first two systems and are in the final stages of testing.

In 2022, we focused on designing and optimizing our cell stack. The cell stack is the heart of any vanadium flow battery. We feel our stack design is the most advanced and highest energy-generating stack on the market. Our engineering team focused on the engineering required to design and begin building and testing our early stacks.

In 2023, we are completing the industrialization of our batteries. By industrialization, we mean completing all activities that are necessary to build batteries in big volume at low cost e.g. for volume manufacturing injection molding. We are also working to complete the design of our balance of plant. The BoP is all of the parts that support the cell stack including pumps, tanks, piping, electronics, and cabinets. This work continues and we expect this effort will continue into 2024.

The Team

Officers and Directors

Name: John Davis

John Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: April, 2022 - Present
  Responsibilities: Managing all aspects of the company and being the key decision maker on company financing, strategy, logistics and direction. John receives an annual salary of $210k.

Other business experience in the past three years:

- Employer: StorEn Technologies, Inc.
  Title: Director of Business Development
  Dates of Service: July, 2021 - Present
  Responsibilities: Managed all aspects of outside business development including sales, partnerships and joint ventures.

Other business experience in the past three years:

- Employer: XNRGI, Inc
  Title: Director of Business Development
  Dates of Service: July, 2019 - January, 2020
  Responsibilities: Managing all aspects of sales, partnerships and joint ventures for XNRGI, Inc

Other business experience in the past three years:

- Employer: Arco Technologies, Inc.
  Title: Chief Strategy Officer
  Dates of Service: June, 2023 - Present
  Responsibilities: Business Development and Strategic Development.

Name: Angelo D'Anzi

Angelo D'Anzi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CTO, & Director
  Dates of Service: January, 2017 - Present
  Responsibilities: Technical Development. Angelo receives an annual salary of $210k.

Other business experience in the past three years:

- Employer: Arco Fuel Cells Srl
  Title: Co-Founder and CTO for Arco Fuel Cells
  Dates of Service: January, 1999 - Present
  Responsibilities: Fuel Cell Development and Technical Consulting

Name: Gabriele Colombo

Gabriele Colombo's current primary role is with Leonardo Hispania S.A.. Gabriele Colombo currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Secretary, Advisor to the Board
  Dates of Service: January, 2017 - Present
  Responsibilities: Company's Secretary. Gabriele is working as needed but has not received any income this year.

Other business experience in the past three years:

- Employer: Leonardo Hispania S.A.
  Title: VP Head of Line Business
  Dates of Service: February, 2019 - Present
  Responsibilities: General Management

Name: Davide Biggi

Davide Biggi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer and Treasurer
  Dates of Service: July, 2022 - Present
  Responsibilities: Responsible for all company accounting, tax filings, and financial reporting. Davide receives an annual salary of $60k.

Other business experience in the past three years:

- Employer: Arco FC
  Title: Accounting Manager
  Dates of Service: April, 2019 - Present
  Responsibilities: Company Accounting Services

Other business experience in the past three years:

- Employer: SEMI Sri
  Title: CFO
  Dates of Service: April, 2020 - Present
  Responsibilities: Chief Financial Officer

Other business experience in the past three years:

- Employer: Seanet Group
  Title: Administrative and Financial Director
  Dates of Service: February, 2015 - Present
  Responsibilities: Financial and Bookkeeping

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in StorEn Technologies Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through

market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy storage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment,

and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational energy storage developer or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful

offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early stage company and have not yet generated any profits
StorEn Technologies Inc. was formed on January 3rd, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StorEn Technologies Inc. has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that StorEn Technologies inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns four trademarks, one Internet domain name, and several trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to StorEn. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our product may be subject to change and may affect demand for our vanadium flow batteries. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that

could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Angelo D'Anzi	3,300,000	Common Stock	39.17%
The Estate of Carlo Brovero	1,500,000	Common Stock	17.8%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 252,809 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,424,785 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis is 8,424,785 shares of Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity

Final amount sold: $8,231,835.52
Number of Securities Sold: 1,350,832
Use of proceeds: The allocation of the net proceeds of this offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures. Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.
Date: June 18, 2020
Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,374,075.90
  Number of Securities Sold: 215,708
  Use of proceeds: Development of Technology, Salaries of Employees, Operations
  Date: March 31, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $0 compared to $34,724 in fiscal year 2022. Revenue was generated by consultation to the University of Calgary, Canada

Cost of Sales

Cost of Sales for fiscal year 2021 was $0 compared to $56,490 in fiscal year 2022.

We supplied test cell stacks for research purposes to the University of Calgary, Canada. The research included improving the efficiency of our membrane material. We hope to utilize this research for significant improvements in the performance of our systems.

Gross Margins

Gross margins for fiscal year 2021 were $0 compared to $-21,766 in fiscal year 2022.

Gross margins were negative due to the high expense of customization of our cell stacks supplied for research purposes.

Expenses

Expenses for fiscal year 2021 were $1,668,233 compared to $1,404,935 in fiscal year 2022. We were able to reduce our overall expenses and at the same time, increase our headcount, and begin operations in South Carolina.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we plan on delivering systems in both the industrial and residential markets in early 2024. Past cash was primarily generated through equity investments. Our goal is to begin manufacturing both residential and industrial battery systems in early 2024. To date, our company has focused on research and development of our unique battery system. In 2024, we will be the first company to build and sell a vanadium flow battery for the residential market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2023, the company has approximately $565,614 in cash held in checking and savings accounts. We presently have no debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the purchase of material used to build our first systems, and the equipment used in our manufacturing process to build our systems.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $110,000 for expenses related to salaries, office and work space rent, insurance, manufacturing tooling and general administration.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $110,000 for expenses related to salaries, workspace and office rent, insurance, product material purchase, tooling for manufacturing, and general administration.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including VC funding, joint venture funding, and sales from product delivery.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Angelo Danzi
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Over the period from 2017 to 2022, the Company accrued debt in the amount of $188,138.00 in back salary to our founder and CTO. This debt was salary that at the time could not be paid due to lack of funds and the need to focus our capital directly in the operations of the company. This debt was considered on the books as a non-interest loan. In 2023, the loan was paid in full. No other outstanding loans or back pay is accrued.
  Material Terms: The accrued unpaid salary was built over the course of 4 years based on Mr. D'Anzi's annual contract. The salary was considered a non-interest loan. The total amount of the loan was paid in full in 2023.

- Name of Entity: Arco Technologies
  Names of 20% owners: Angelo D'Anzi
  Relationship to Company: Vendor, Engineering Services Contractor
  Nature / amount of interest in the transaction: Arco Technologies, located in Bologna Italy is an Engineering Service

Provider to StorEn Technologies. Arco Technologies, which specialized in fuel cell design is periodically contracted to perform design services, testing services, manufacturing services, and European sales and support services for StorEn Technologies. StorEn Technologies also utilized the physical building in Bologna and has equipment and engineering personnel permanently located at this facility. In 2023, StorEn Technologies loaned Arco Technologies $200,000 to purchase manufacturing related equipment that is used by both Arco Technologies and StorEn Technologies. Ownership of the equipment remained with Arco (Italy based). The loan is expected to be paid in full on January 1, 2025.
Material Terms: A loan agreement document is attached.

- Name of Entity: Arco Technologies, Inc.
  Names of 20% owners: Angelo D'Anzi
  Relationship to Company: Engineering Contract Company
  Nature / amount of interest in the transaction: Arco Technologies, located in Bologna Italy is a design and development partner with StorEn Technologies. StorEn Technologies, on occasion hires Arco Technologies for design, development, manufacturing, and software development services. In 2023, we entered into a services agreement with Arco Technologies at a cost of $209,000.00 The services were satisfactorily performed and the invoices were paid in full.
  Material Terms: Engineering Services Contract including design services, engineering and software development services, prototype manufacturing services.

Valuation

Pre-Money Valuation: $59,984,469.20

Valuation Details:

When we valued the company for our first CF campaign we used a combination of methodologies:

1) DCF and IRR or our financial projections.

First, StorEn Tech successfully raised over $8M in our Reg A offering which recently ended in December 2021. We have raised a total of $9.7M in CrowdFunding exclusively through StartEngine. This highlights our ability to attract investors to our effort to design and build our unique energy storage system and we used this information in our valuation determination.

Our projections were very conservative and based only on one potential application: power backup in telco towers in the US. There are over 240K towers that use lead acid batteries for power backup. These are replaced every 3-4 years. Therefore, annual replacements can be estimated at around 60K batteries. We estimate that we will capture 3% of that market by 2025 or approximately 1,800 batteries.

A second market application is the United States utility industry. Many utilities across the country have aging infrastructure and will require significant capital expense to upgrade their transmission and distribution networks. The Rural Electric Cooperatives (over 250 companies) are also seeing an increase in residential and community solar generation systems. All of these applications will require energy storage systems to balance the new and old systems together. StorEn Technologies has an agreement to install our first microgrid system with a utility located in South Carolina in the spring of 2024. This successful demonstration will give us the opportunity to sell no less than 10 similar systems in 2024. This market has the potential to allow us to deliver hundreds of systems over the next 5 years.

Residential energy storage, another target application for StorEn, is much bigger. It is estimated by Wood Mackenzie Power & Renewables and the Solar Energy Industries Association (SEIA) that in 2023 over 4M homes in the US alone will have solar and possibly looking at buying a battery. The same Report states that as of April 2019, 2.07M homes in the US have a solar power generating system. This mark was reached just three years since the 1 millionth installation in 2016.

The valuation obtained was in excess of $120M. To this, we applied a 50% investors' discount obtaining the $60M. This valuation has not decreased since our last raise in 2022.

2) External Methodologies

One important acquisition can be recalled, although for traditional battery technologies. In July 2016, oil company TOTAL acquired Saft, a manufacturer of nickel-based and lithium batteries. The acquisition price was $1.1B or 1.25X 2015 Revenues.

3) Market Forecast

The market for energy storage is projected to grow at an incredible rate, here is one projection:

- Market research firm GlobalData estimates that the battery storage market will be worth $13 billion by 2023.

https://www.pv-magazine.com/2019/05/06/battery-storage-market-will-be-worth-13-billion-by-2023/

https://www.greentechmedia.com/articles/read/oil-giant-total-to-acquire-battery-maker-saft-for-1-1-billion#gs.itv98g

The valuation of a company is based upon several methodologies including the discounted cash flow ("DCF"). The DCF takes into account the valuation of the company for the period of analysis. In our case, however, the Company will continue to do business after 2023. To express the additional value coming from the years after 2023, the future value calculation is performed. The FV calculation comes to approximately $120M which we added to the DCF. To that, we also applied a 50% investors' discount coming to approximately $60M.

The Company set its valuation internally without a formal third-party independent evaluation. The total number of shares outstanding on a fully diluted basis is 8,424,725 shares of Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.48 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,800,000.08, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Company Employment
  30.0%
  We need to hire a Product Manager to be responsible for keeping all schedules, building a manufacturing plan and develop the appropriate customer relations programs.
- Operations
  49.0%
  We need to tool our manufacturing facilities including automated robotics, CNC and software tools.
- Inventory
  14.5%
  We need capital to purchase product materials.
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.storen.tech (https://www.storen.tech/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/storen

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StorEn Technologies Inc

[See attached]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

This Form 1-K is to provide an [X] Annual Report OR [ ] Special Financial Report for the fiscal year ended 12/31/2022

Exact name of issuer as specified in the issuer's charter: StorEn Technologies Inc.

Jurisdiction of incorporation/organization: Delaware

I.R.S. Employer Identification Number: 36-4855792

Address of Principal Executive Offices: 25 Health Sciences Drive, Stony Brook, New York 11790

Phone: 631-686-4009

Title of each class of securities issued pursuant to Regulation A: Common Stock

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [X] and leave the rest of Part I blank.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSTUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2022

StorEn Technologies, Inc.

(Exact name of registrant as specified in its charter)
Commission File Number: 024-11240

Delaware	36-4855792
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)
12 E. Stone Ave Greenville, SC 29609	631-686-4009
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term "the company" or "us" or "we" refers to StorEn Technologies, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," "will," , "draft", "initial", "future", or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled "Risk Factors" within the Company's Offering Circular filed with the Securities & Exchange Commission on September 1, 2020, as modified by any Supplements and Amendments thereto.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, ***"Management's Discussion and Analysis of Financial Condition and Results of Operations,"*** *and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "****Risk Factors****." The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.*

Introduction

We have created an efficient, powerful, durable and cost-effective battery, which answers the call for long-lasting and affordable energy storage. Our disruptive proprietary all-vanadium flow battery technology delivers a low cost-per-cycle energy storage device - up to eight times lower than lithium-ion batteries, and enables self-consumption of self-produced electricity and the transition towards a carbon-free economy. The life of our batteries is 25 years, or more than 15K charge-discharge cycles without any decay in capacity.

Incubated at the Clean Energy Business Incubator Program (CEBIP) at Stony Brook University in New York, we deliver proprietary innovation, building upon the demonstrated strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy storage. Our proprietary technology brings superior performance at a lower cost, thus fulfilling market demand for more efficient and cost-effective energy storage. We have taken what vanadium batteries already deliver - durability and sturdiness - and through extensive research and development, have enhanced the electrical efficiency of the power module or stack, the core component of the battery hosting a stack of power cells, and the energy density of the electrolyte and module, ultimately reducing manufacturing and end-user prices.

Our System

In homes with solar, our batteries work synergistically with the existing solar system. During the day, solar panels capture energy from the sun, which charges our battery while simultaneously powering a home or office. As day turns to night, the battery takes over, providing green energy, and maximizing solar system dependability.

In addition to its solar storage capabilities, our battery, in locations with dual rates, can store power from the grid at night when electricity prices are low. By using battery power during peak electricity times, customers can lower their utility bills. Additionally, in the event of an emergency, our battery provides continuity to homes and offices, for vital devices such as telecommunication, lighting, refrigeration, and heating and ventilation systems.


ENERGY DURING STORMS OR SIMPLE POWER FAILURE

Our batteries are modular. Our residential battery design can be configured in either 20kWh or 30kWh, while sharing the same power module, which allows our customers to pay only for the energy capacity they need. Additional modules can be connected for maximum flexibility.


Modular Residential Battery
20kwh
30kwh

Our Batteries

Our batteries have the following characteristics:

- Estimated 25 year battery life.
- Maintain 100% capacity over lifetime.
- Operate at 100% depth of discharge.
- No self-discharge.
- Operate in harsh climates, while delivering higher efficiency.
- Low maintenance.
- Electrolyte nearly 100% recyclable and reusable in new batteries.
- Cost/Cycle up to four times lower than lithium batteries.
- Over 50% more power density than batteries with the same stack size.
- Over 30% smaller than competitor's flow batteries at the same energy parity.

Exclusive Supply and Distribution Agreement

In December 2018, we entered into a binding Memorandum of Understanding with Multicom Resources, an Australian company, which was superseded with a binding Memorandum of Understanding entered into in April 2020, which appears as Exhibit 6.5 to the Offering Statement of which this Offering Circular forms a part. Pursuant to the Memorandum of Understanding, Multicom agreed to supply us with, and we agreed to exclusively purchase from Multicom, vanadium pentoxide, a key chemical used in our batteries. The MOU has a term of five years, and has three five year renewal options. Pursuant to the MOU, we agreed to enter into a Distribution Agreement with Multicom's subsidiary, Freedom Energy Pty Limited, granting Freedom Energy Pty. Limited, an exclusive right to sell and distribute our vanadium flow batteries in the Asia-Pacific region for five years, and has three five year renewal options. In addition, Multicom agreed to purchase three residential vanadium flow batteries, the first, in exchange for $100,000, and the remaining two in exchange for $400,000, for an aggregate price of $500,000. We agreed that in connection with each such purchase, we would issue Multicom a pro rata portion of 125,000 of our Shares. The first battery was purchased in April 2020. In addition, Multicom agreed that its subsidiary, Freedom Energy, will assemble our batteries within Australia and distribute them across the Asia Pacific region. Multicom has completed a concept design for a full-scale manufacturing facility for our batteries. Prior to that, we and Multicom intend to open a pilot manufacturing plant. The first battery was installed in November 2020 at National Battery Testing Centre (NBTC) in Brisbane, a flagship project of the Future Battery Industries CRC, a federal organization supporting the creation of a battery industry in Australia.

In April 2020, we entered into a Distribution Agreement with Arco Fuel Cells S.r.l., which appears as Exhibit 6.4 to the Offering Statement of which this Offering Circular forms a part. Pursuant to the Distribution Agreement, we were granted the exclusive right, for three years, to distribute Arco's fuel cell stacks, fuel cells and lithium battery packs for material handling, in the US, Canada and Mexico.

Tax Incentives

The Internal Revenue Service (IRS) has provided for a Federal Investment Tax Credit on the purchase price of residential energy storage batteries, which tax credit is up to 26% for systems installed during 2020, 22% for systems installed in 2021, and 10% for systems installed after 2021. The value of the credit depends on the percentage of electricity coming from the sun. For example, if the battery is charged by solar panels 90% of the time, then the battery is eligible for 90% of the Investment Tax Credit. Additional state credits may further reduce the cost of an energy storage system. Although energy storage is a relatively young industry, a growing number of states and municipalities will support the installations of solar-powered batteries to accelerate the transition to renewables and the reduction of greenhouse gas emissions.

Government Regulation

We are subject to various federal, state and foreign governmental regulations related to manufacturing, marketing and sale of our products, such as Federal Trade Commission regulations, health and safety codes, and environmental laws. We are seeking a UL Certificate to enable us to market and sell our batteries. UL LLC is a global independent safety certification company with more than a century of expertise in safety solutions from public adoption of electricity to new breakthroughs in sustainability, renewable energy and nanotechnology. Dedicated to promoting safe living and working environments, UL helps safeguard people, products and places.

Accomplishments and Awards

We have achieved the following accomplishments:

- Built, tested and independently validated our prototype battery at the Advanced Energy Centre at Stony Brook University.
- Sold and shipped our first commercial battery installed in November 2020 in Australia.
- We received an order for a battery to Canada.
- Completed our Patent Cooperation Treaty National Phase filings to extend our patent applications to major countries and regions, such as the US, European Union, Brazil, Colombia, Chile, India, China, Japan, Korea, Indonesia, Thailand, Australia, several African countries and Eurasia.
- Launched TitanStack™, a research and development program to develop a larger battery stack.

We have been awarded several technology and innovation awards and grants.

- R&D Award from the Empire State Development's Division of Science, Technology and Innovation (NYSTAR)
- R&D Award from the New York State Energy Research and Development Authority (NYSERDA)
- 2019 Innovator of the Year Award by InnovateLI
- Finalist at 12th Columbia University Energy Symposium
- Finalist at the New York State Energy Research and Development Authority (NYSERDA) 76 West Competition
- Finalist at Cleantech Open, the leading cleantech accelerator program in the US



Competitors

A handful of companies worldwide are currently working with vanadium flow battery technology. To our knowledge, and based on limited public information available, the primary focus of these competitors is on larger grid-scale batteries as a way to achieve economies of scale and cost reduction. Because of the limited public information available, it is difficult to ascertain the technological development reached by our competitors.

Intellectual Property

We have filed four patent applications covering different aspects of our technology which are described below, and have filed trademarks for the brands we have created to designate the technology underlying each such patent application:

- MULTIGRIDS™ - Our innovative stack fluid dynamic, improves the electrical performance of the stack, delivers higher power density, and has the potential to reduce the power cost of the battery.
- THERMASTABLE™ - Our innovative geothermal underground battery design, enables outdoor installation in locations with harsh climates, enhances resiliency to natural disasters, vandalism and theft, and increases battery efficiency, thereby reducing energy costs.
- EQUILEVELS™ - Our innovative electrolyte rebalancing method that will eliminate scheduled maintenance visits and reduces costs.
- RESAFE™ - Our innovative leak control system that will eliminate scheduled maintenance visits and reduce costs.

We also hold a trademark for TitanStack™, a system which is currently in research and development, for embedding our Multigrids™ technology into large grid scale applications to remove dimensional constraints and enable the construction of large stacks.

We have filed to extend our PCT patent applications to major regions and countries, such as the US, European Union, Brazil, Colombia, Chile, India, China, Japan, Korea, Indonesia, Thailand, Australia, several African countries and Eurasia.

In addition to our patents and trademarks, we hold various trade secrets for the manufacturing and construction of our batteries.

Employees

We currently have 5 full-time employees. We also have 1 full time contractor and 2 part time contractors.

Property

Our corporate headquarters is located at 12 E Stone Ave, Greenville, South Carolina. This space is leased. We also have 4,400 square feet leased space of manufacturing and workshop space located at 400 Birnie St. Greenville, South Carolina. We share research and development space with Arco Technologies at their facility located at Via Badini 21, Quarto Inferiore, Bologna, Italy.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2022 (the "**2022 Annual Period**"), and the twelve-month period ended December 31, 2021 (the "**2021 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on January 3, 2017, and our headquarters are located in Greenville, SC. We design, manufacture, market and sell innovative vanadium flow batteries using our own intellectual property.

Results of Operation

Revenue and Cost of Goods Sold

We generated no revenue during the 2021 Annual Period, and $34,724 revenues during the 2022 Annual Period. Our costs of goods sold during the 2021 Annual Period was $0.0. We had 56,490 cost of goods sold during 2022, resulting in loss of -$ 21,766

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and sales and marketing expenses. For the 2022 Annual Period, our operating expenses were $ 1,404,935 including, $ 996,201 in general and administrative expenses, $ 178,279 in research and development expenses, $ 216,067 in sales and marketing expenses and $ 14,388 in Depreciation Expense. For the 2021 Annual Period, our operating expenses were $1,668,233 including, $996,475 in general and administrative expenses, $370,060 in research and development expenses and $301,698 in sales and marketing expenses. The increase in operating expenses during the 2022 Annual Period is primarily a result of increased research and development expenses resulting from hiring full time employees, moving to our new manufacturing facility, and development of our products and technology.

Net Operating Loss

Our net operating loss for the 2022 Annual Period, was $ 1,426,701, compared to $1,668,233, for the 2021 Annual Period.

Other Expenses

For the 2022 Annual Period, we had -$18 in other income/expenses; or the 2021 Annual Period, we had $80,073 in other income/expenses, consisting of -$2,928 in interest expenses, $20,833 in income attributable to our PPP loan forgiveness, and $62,168 in other income attributable to demonstration project co-share income

Net Loss

For the 2022 Annual Period, we had a net loss of $ 1,426,719 , compared to a net loss of $1,588,160, for the 2021 Annual Period.

Liquidity and Capital Resources

Since our inception, we have raised over $ 1,717,496 through various securities offerings and stockholder loans, which we have used for research and development, operations and prototyping our systems. As of December 31, 2022, we had $1,795,411 in cash, compared to $1,923,450 in cash, as of December 31, 2021.

As of December 31, 2022, we had total outstanding liabilities of $ 728,514, compared to $407,243, as of December 31, 2021.

We will incur significant additional costs in finalizing the development of our products, and in production, marketing and sales, and intend to continue to fund our operations through funds received from this offering. We may also engage in additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have an outstanding Convertible Promissory Note issued in March 2019, to Accelerate New York Seed Fund, in the principal amount of $100,000, which accrues interest at 6% per annum, and matured in March 2021. The debtor has elected to convert its Note.

On June 29, 2020 we secured a loan through the Small Business Administration ("SBA") for the Payroll Protection Program, a 24-month term loan agreement in the amount of $20,833, bearing interest at 1.00%. We received notice of full forgiveness.

On July 3, 2019, we entered into a loan agreement with a related party in the amount of $50,000 bearing interest at 15%, with all required principal and interest payments due on November 30, 2019. Interest expense totaled $0 and $4,356 for the years ended December 31, 2021 and 2020 respectively. The loan was paid off in 2020.

On June 11, 2019, we entered into a loan agreement with a related party in the amount of $53,843 bearing interest at 20%, with all required principal and interest payments due on November 30, 2020. Interest expense totaled $0 and $15,489 for the years ended December 31, 2021 and 2020 respectively. The loan was paid off in 2020.

During 2022, the Company entered into a loan agreements with a related party in the Amount of . $188,138 The loan agreement which is non-interest bearing is expected to be paid-off during 2023.

In particular these are the "deferred passed salaries" (related party AP) that was converted into a shareholder loan.

Plan of Operations

We are investing in the continued growth of our brand and are generating sizeable net income losses as a result. We are seeking to hit the following milestones:

- Completion of a facility for volume manufacturing of our batteries;
- Building Prototypes of our Residential and Industrial Batteries
- Identifying Program Partners for Sales and Support of our systems worldwide
- Developing an Investor Purchase Program to allow our 8,500 individual investors to have priority to purchase our Residential systems.
- Sale and installation of Industrial Systems.
- Access Federal and Grant funding to further research and develop our technology.

The extent to which we will be able to complete the milestones outlined above is dependent upon the success of our marketing efforts and our utilization of cash.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
John Davis	Chief Executive Office, & Director	65	April 2022 – Present	Full Time
Angelo D'Anzi	Chief Technology Officer & Director	55	January 2017 – Present	Full Time
Gabriele Colombo	Secretary	48	January 2017 - Present	1 hour
Davide Biggi	Chief Financial Officer	40	June 2022 - Present	Part Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Passing of Carlo Brovero

On April 20th, 2022, our Chief Executive Officer, Carlo Brovero passed away after a brief illness. On April 26th, the Board of Directors selected John Davis as the new Chief Executive Officer.

John Davis, has served as our Chief Executive Officer, and as a Director since April 2022. Between July 2021 and April 2022, Mr. Davis served as our Director of Business Development, where he was responsible for Developing Business Relationships in the industries we intend to supply our solutions. Between July 2019 and March 2020, he served as Director of Business Development for XNRGI, Inc, where he was responsible for all aspects of company business relationships including sales and operations. Between May 2018 and July 2019 he served in the roll of Outside Business Advisor for The University of West Florida, where he was responsible for representing the University concerns in the Northwest Florida business community. Between July 2014 and July 2018, John served as Vice President of Sales and Business Development for ZincNyx, Inc, where he was responsible for all sales and partnerships of the company.

Angelo D'Anzi, has served as our Chief Technology Officer and a director since our inception in January 2017, and is primarily responsible for the technical development of our products. Since May 2018, he has also served as a director of Arco Fuel Cells S.r.l., where he was responsible for the company's fuel cell technical development activities. In March 2013, Mr. D'Anzi founded Proxhima, a vanadium flow battery company, which was sold in May 2015 to the Gala Group, a utility listed on the Milan Stock Exchange. In 2000, Mr. D'Anzi founded ROEN-EST, a fuel cell company acquired by the Arcotronics Nissei group in 2003, and served as chief executive officer and chief technology officer after the acquisition. Mr. D'Anzi also served as chief executive officer of Morphic Fuel Cells, until its acquisition by General Electrics in 2009. Mr. D'Anzi holds 14 international patents. He received the 2003 Sapio Award in the Energy and Transportation category with a paper titled "Technological Transfer between Research Institutions and Private Companies in the Polymer Electrolyte Fuel Cell Technology". Mr. D'Anzi holds a MBA degree from the LUISS Business School in Rome.

Gabriele Colombo, has served as our secretary since our inception in January 2017. Between February 2019 and the present, he has served as the chief executive officer of Leonardo Hispania S.A., a subsidiary of the Leonardo Group of Italy, an aerospace, defense and security conglomerate. Between April 2017 and February 2019, Mr. Colombo served as Senior Vice President - Head of Line of Business at Leonardo Hispania S.A. where he was responsible for the profit & loss of one product line. Prior thereto, between January 2012 and March 2017, Mr. Colombo served as Regional Manager at Leonardo Hispania S.A. where he lead a team of 25 country business regions with responsibility for marketing analysis, strategy development, and imitative deployment and goal setting. In 2013, Mr. Colombo was a founder of Proxhima S.r.l. Mr. Colombo holds a Honors Degree in Computer Engineering (University of Pisa) and a II Level Master Degree in Business Leadership (University of Genova).

Davide Biggi, has served as our Chief Financial Officer since May of 2022. Davide Biggi graduated with honors from the University of Pisa in Corporate Finance and Financial Markets; in with 15 years of work experience he has acquired specific skills in financial planning and management starting from the drafting of the annual budget to the reporting period for management. His skills include treasury management, corporate tax planning and management and the auditing of medium-sized companies up to the drawing up of the Annual Report.

Board of Advisors

We have the following individuals serving on our board of advisors:

Dr. Philip Palmedo, had careers in physics, entrepreneurship and management. He received his Ph.D. degrees from MIT. His work as a physicist was carried out at the French nuclear laboratory at Saclay, and at Brookhaven National Laboratory. Dr. Palmedo designed and was the first President of the Long Island Research Institute formed by Brookhaven National Laboratory, Cold Spring Harbor Laboratory, and Stony Brook University to facilitate the commercialization of technologies. He currently serves on the board of the Simons Center for Geometry and Physics as well as the Advisory Board of the Clean Energy Business Incubator Program (CEBIP) at Stony Brook University (StorEn is a CEBIP Client), and is an advisor to several early-stage private companies.

Dr. Alan Rae, has worked in electronics, ceramics, nanotechnology and "clean tech" for over 30 years in the USA and UK, and is an Executive Director of IncubatorWorks. He is a founder member of the Graphene Stakeholders' Association, an Entrepreneur in Residence with NYSERDA, and is on the advisory committees for NYSIVC, the Center for High Rate Nanomanufacturing, and the NYS Center of Excellence in Materials Informatics in Buffalo New York. He also chairs the Advisory Board for the Center for Advanced Ceramic Technology at Alfred University.

Professor Yong L. Joo, is the BP Amoco/H. Laurance Professor in the Smith School of Chemical & Biomolecular Engineering and Associate Dean of Masters of Engineering Programs in the College of Engineering at Cornell University. He is currently working on low cost, high throughput manufacturing of energy storage materials. Professor Joo received his B.S. degree at Seoul National University in Korea and received his M.S. and Ph.D. in Chemical Engineering at Stanford University. Prior to joining Cornell in 2001, he completed two years of postdoctoral research in the Department of Chemical Engineering at MIT. Professor Joo received a 3M Faculty Award. He is also a recipient of a National Science Foundation CAREER Award and a DuPont Young Professor Award. He is a fellow of American Institute of Chemical Engineers (AIChE).

Dr. Robert C. Pfahl, is a director of the Integrated Photonic Systems Roadmap (IPSR). He was Senior Consultant and Vice President of Global Operations for the International Electronics Manufacturing Initiative (iNEMI) from 2003 to 2018. Previously, Dr. Pfahl was a director at Motorola Labs, where he established and led Motorola's research and development labs in China, Brazil, and Germany. Prior to Motorola, Mr. Pfahl worked for Bell Labs/Western Electric in a number of research and manufacturing positions. He holds nine U.S. patents and has contributed to more than 110 publications. Dr. Pfahl has served on industrial advisory boards in manufacturing at MIT, Northwestern, Washington University, Georgia Tech and Purdue. He received his B.M.E. with Distinction, M.S., and Ph.D. in mechanical engineering from Cornell University.

Nathan Cammerman, is a co-founder and Executive Director of Multicom Resources Limited, and has over 20 years experience in the hands-on delivery of infrastructure, mining and energy projects. A geologist by initial training, but later qualified in international business, his senior executive and board experience includes project generation and acquisition, financing, permitting and government relations. Mr. Cammerman is a co-director of Freedom Energy Ltd., has a well-developed network across the Asia Pacific, and is at the forefront of propagating a future battery industry in this region. He was recently appointed to the Research Advisory and Implementation Council to a US$100 million industry-backed future battery industries co-operative research hub supported by the Australian Government.

Jean-Marc Manning, is a co-founder of Multicom Resources Limited and Freedom Energy Pty Ltd. A multi-lingual international finance professional, he has held various managerial and audit positions with the HSBC group and BNP Paribas across India, Indonesia, Hong Kong, China and Australia. Since returning to Australia, Mr. Manning co-founded and seed funded a number of successful business ventures and holds a number of directorships. On behalf of Freedom Energy Pty Ltd, he is actively working with us to identify advanced deployment and financing opportunities across Australia and the Pacific region.

Joel M. Rinebold*,* is associated with the development of energy projects and energy planning initiatives in the Northeast US region. At the Connecticut Center for Advanced Technology (CCAT), Mr. Rinebold is Director of Energy with a focus on energy and infrastructure planning, the development of renewable and advanced energy technology, and economic development associated with energy management. Mr. Rinebold was instrumental in establishing and administers the Connecticut Hydrogen Fuel Cell Coalition and Chairs the Northeast Electrochemical Energy Storage Cluster. Mr. Rinebold is also engaged in several development initiatives for energy facility siting, advancement of hydrogen and fuel cell technology, "microgrid" infrastructure, and the establishment of renewable energy facilities using battery energy storage, waste heat, agricultural biomass, and wind. Direct activities include administration of the State of CT Office of Energy Efficient Businesses, US DOE supported Northeast Technical Exchange Center, State of CT Hydrogen Economy Program, US DOE supported H2USA Roadmap planning, and the US Small Business Administration supported Northeast Electrochemical Energy Storage Cluster. Mr. Rinebold has an undergraduate degree in Urban Planning and Geology, graduate degree in Environmental Planning, and is currently enrolled in the Ph.D. program for Materials Science at the University of Connecticut.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2022:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation (1)	Total Compensation
John Davis 12 E Stone Ave. Greenville,SC	Chief Executive Officer and Director	$ 210,000	$ 0	$ 210,000
Angelo D'Anzi 12 E Stone Ave. Greenville, SC	Chief Technology Officer and Director	$ 210,000	$ 0	$ 210,000

The directors do not receive any compensation for their service as directors.

We are party to two-year employment agreements with each of Mssrs. Davis and D'Anzi, pursuant to which we have agreed to pay each an annual salary of $210,000. If either is terminated without cause, we are obligated to pay them severance in an amount equal to one year salary. The employment agreements for Mr. Davis and Mr. D'Anzi appear as Exhibits 6.2 and 6.3, respectively, to the Offering Statement of which this Offering Circular forms a part.

As of December 2021, we have accrued liabilities for unpaid salaries due to Carlo Brovero and Angelo D'Anzi.. The balance of the amounts due to Mssrs. Brovero and D'Anzi as of December 31, 2021, was $353,747. In December of 2022, Mr D'Anzi credit was paid in full. In June of 2023, Mr. Brovero's credit was paid in full.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Common Stock (which are our only voting securities) as of August 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Angelo D'Anzi 12 E Stone Ave. Greenville, SC	3,300,000	0	49%
Common Stock	Carlo Brovero Estate	1,500,000	0	22%
Common Stock	All directors and officers as a group (2 persons)	5,100,000	0	76%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In July 2019, Mr. Palmedo loaned us $50,000, which accrued interest at a rate of 15% per annum. In January 2020, we paid Mr. Palmedo $ 54,911 in satisfaction of all principal and interest accrued on the loan.

Pursuant to a Loan Agreement we entered into with Mr. Colombo in June 2019, Mr. Colombo, advanced us $32,843 and $21,000, in July 2019 and October 2019, respectively, which loans accrued interest at a rate of 15% per annum through November 30, 2019, and commenced accruing interest at 20% per annum thereafter. Each advance is due and payable twelve months following the date of such advance. We repaid these loan in November 2020.

In January 2020, we acquired 1.11% of the ownership interests of Arco Fuel Cells S.r.l., in exchange for $110,120.08. In March 2020, Arco acquired 26,410 shares of our common stock for $4.20 per share for a total of $110,120.08. Mr. D'Anzi is a director of Arco.

In April 2020, we entered into a Distribution Agreement with Arco, which appears as Exhibit 6.4 to the Offering Statement of which this Offering Circular forms a part. Pursuant to the Distribution Agreement, we were granted the exclusive right, for three years, to distribute Arco's fuel cell stacks, fuel cells and lithium battery packs for material handling, in the US, Canada and Mexico.

In 2019 we paid $24,554 in expenses to Mr. D'Anzi, as reimbursement for prototyping and development expenses he incurred on our behalf.

ITEM 6. OTHER INFORMATION

In September of 2022, the company moved all operations from Stony Brook University to our new headquarters in Greenville, South Carolina. Our new headquarters is located at 12 E. Stone Ave. Greenville, South Carolina and our manufacturing and system development facility is located at 400 Birnie Ave. Greenville, South Carolina.

ITEM 7. FINANCIAL STATEMENTS

StorEn Technologies, Inc.
A Delaware Corporation

Financial Statements
December 31, 2022 and 2021

StorEn Technologies, Inc.

TABLE OF CONTENTS

	Page
Balance Sheets	1
Statements of Operations	2
Statements of Changes in Stockholders' Equity/(Deficit)	3
Statements of Cash Flows	4
Notes to Financial Statements	5–15

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
StorEn Technologies, Inc.
Greenville, South Carolina

Opinion

We have audited the financial statements of StorEn Technologies, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of StorEn Technologies, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of StorEn Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a history of net losses, negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about StorEn Technologies Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of StorEn Technologies Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about StorEn Technologies Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
October 11, 2023

STOREN TECHNOLOGIES, INC.
BALANCE SHEETS
As of December 31, 2022 and December 31, 2021

	12/31/22	12/31/21
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,795,411	$ 1,923,450
Other curret receivables	111,219	-
Advances to Suppliers	249,900	-
Inventory	123,385	56,490
Investments	698,720	698,720
Total Current Assets	2,978,635	2,678,660
Non-Current Assets		
Property and equipment, net	161,409	420
Right of Use Asset	139,850	-
Other Assets	11,234	-
Total Non-Current Assets	312,493	420
TOTAL ASSETS	$ 3,291,128	$ 2,679,080
LIABILITIES AND STOCKHOLDER'S EQUITY / (DEFICIT)		
Liabilities		
Current Liabilities		
Accounts payable	$ 328,645	$ 407,243
Other Current Liabilities	68,492	-
Related party Loan	188,138	-
Right of Use Liability	78,739	-
Total Current Liabilities	664,014	407,243
Non-Current Liabilities		
Right of Use Liability	64,500	-
Total Non-Current Liabilities	64,500	-
Total Liabilities	728,514	407,243
Commitments & Contingencies		
Stockholder's Equity / (Deficit)		
Common Stock, 0.00001 par, 10,000,000 shares authorized 8,277,617 and 7,984,692 shares issued and outstanding , as of Decemebr 31st, 2022, and December 31st, 2021, respectively.	82	79
Additional paid-in capital	8,266,685	7,023,431
Treasury Stock	-113,563	-
Subscription receivable	-	-587,802
Accumulated deficit	-5,590,590	-4,163,871
Total Stockholder's Equity / (Deficit)	2,562,614	2,271,837
TOTAL LIABILIITES AND STOCKHOLDER'S EQUITY / (DEFICIT)	$ 3,291,128	$ 2,679,080

See accompanying Independent Auditor's Report

STOREN TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
For the year ending December 31, 2022 and 2021

	12/31/22	12/31/21
Net revenues	$ 34,724	$ -
Cost of goods sold	-56,490	-
Gross profit / (loss)	-21,766	-
Operating expenses:		
General and administrative	996,201	996,475
Research and development	178,279	370,060
Sales & marketing	216,067	301,698
Depreciation Expense	14,388	-
Total Operating Expenses	1,404,935	1,668,233
Loss from operations	-1,426,701	-1,668,233
Other Income / (Expense):		
Interest expense	-	-2,928
PPP loan forgiveness	-	20,833
Other income / (expense)	-18	62,168
Total Other Income / (Expense)	-18	80,073
Loss before benefit / (provision) for income taxes	-1,426,719	-1,588,160
Net Loss	$ -1,426,719	$ -1,588,160
Basic and diluted net loss per share	$ -0.18	$ -0.21
Weighted average shares outstanding - basic and diluted	8,131,155	7,417,422

See accompanying Independent Auditor's Report

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
As of December 31, 2022 and December 31, 2021

	Common Stock		Additional Paid-in Capital	Treasury Stock	Subscription Receivable	Accumulated Deficit	Total Stockholder's Equity / (Deficit)
	Shares	$ Amount					
Balance at December 31, 2020	6,832,407	68	2,427,715	-	-	-2,575,711	-147,928
					-	-	
Issuance of common stock	928,476	9	3,895,916	-	-	-	3,895,925
Common stock Arco	97,967	1	587,801	-	-587,802	-	-
Conversion of convertible note	125,842	1	111,999	-	-	-	112,000
Net loss	-	-	-	-	-	-1,588,160	-1,588,160
Balance at December 31, 2021	7,984,692	$ 79	$ 7,023,431	-	$ -587,802	$ -4,163,871	$ 2,271,837
Issuance of common stock	390,892	4	1,831,055	-	0	-	1,831,059
Cancellation of common stock	-97,967	-1	-587,801	-	587,802	-	0
Treasury Stock	-	-	-	-113,563	-	-	-113,563
Net loss	-	-	-	-	-	-1,426,719	-1,426,719
Balance at December 31, 2022	8,277,617	$ 82	$ 8,266,685	-113,563	$ -	$ -5,590,590	$ 2,562,614

See accompanying Independent Auditor's Report

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2022 and 2021

		12/31/22		12/31/21
Cash Flows From Operating Activities				
Net Loss	$	-1,426,719	$	-1,588,160
Adjustments to reconcile net loss to cash used in operating activities:				
Common Stock Issued for Services		-		49,680
Forgiveness of PPP loan		-		-20,833
Gain on note conversion		-		-3,924
Depreciation		14,388		-
ROU		3,389		-
(Payments) / proceeds on related party loans		188,138		-
Changes in operating assets and liabilities:				
(Increase) / Decrease in other current receivables		-111,219		-
(Increase) / Decrease in advances to suppliers		-249,900		-
(Increase) / Decrease in inventory		-66,895		-24,863
(Increase) / Decrease in Deposits		-11,234		-
Increase / (Decrease) in accounts payable		-78,598		10,043
Increase / (Decrease) in accrued interest		-		2,928
Increase / (Decrease) in other current liabilities		68,492		-
Net Cash Used In Operating Activities:		-1,670,158		-1,575,129
Cash Flows from Investing Activities				
Purchase of Investments		-		-587,800
Purchase of property and equipment		-175,377		-
Net Cash Used In Investing Activities:		-175,377		-587,800
Cash Flows from Financing Activities				
Proceeds from issuance of common stock		1,831,059		3,846,245
Payments from buy-back of treasury stock		-113,563		-
Net Cash Provided By Financing Activities:		1,717,496		3,846,245
Net Change in Cash		-128,039		1,683,316
Cash at Beginning of Period		1,923,450		240,134
Cash at End of Period	$	1,795,411	$	1,923,450
Supplemental disclosure of cash flow information				
Cash Paid for Interest		-		-
Cash Paid for Income Taxes		-		-
Supplemental disclosure of non-cash financing activities				
Conversion of convertible notes		-		112,000

See accompanying Independent Auditor's Report

NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage. The Company is headquartered in the U.S. and has operations in Italy through a Branch.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company's financial position, actual results could differ materially from those estimates.. The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended December 31, 2022 and 2021 totaled $181,911and $301,698, respectively.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,545,411 and $1,673,450, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2022 and December 31, 2021, the Company did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2022 and December 31, 2021 consist primarily of components to be employed in the manufacturing process. Such costs are recorded as current assets on the balance sheet and totaled $123,385 and $56,490 as of December 31, 2022 and December 31 2021, respectively.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operation.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2022 and December 31, 2021 have an estimated useful life of 7 years. The Company also depreciates equipment over the useful life. The Company's property and equipment consisted of equipment and furniture.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The Company's investment assets are measured at cost basis as of December 31, 2022 and December 31, 2021 but were considered at current fair value as of December 31, 2022 and December 31, 2021 for the purposes of impairment analysis.

Investments - Other

The Company has an investment in a privately held company, that is also a related party as the Company's Chief Technology Officer owns the Company receiving the investment. The Company's accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment. The Company made an investment of $110,920 during the year ended December 31, 2020 and a further one of $587,800 during the following year. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2022 and December 31, 2021. The carrying amount for the investments was $698,720 as of December 31, 2022 and December 31, 2021.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. All revenue came from one customer.

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the milestone method, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenue for the periods ended December 31, 2022 and 2021 was $0 and $86,541, respectively. The revenue from grants is not as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval is reasonably assured.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $0 and $0 for the periods ended December 31, 2022 and 2021 respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has cumulative tax loss positions of $5,363,351 and $3,936,632 as of December 31, 2022 and December 31, 2021, respectively. Therefore, the Company has deferred tax assets of $1,399,835 and $1,027,461 as of December 30, 2022 and December 31, 2021, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective Federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2022 and December 31, 2021.

See accompanying Independent Auditor's Report

Due to the full valuation allowance, no provision for tax was recorded for the period ended December 31, 2022. The Company owes no federal or state tax as of December 31, 2022. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Notwithstanding that the Company is in a working capital position of $2,314,621, the Company is in a cumulative net loss position of $5,590,590 as of December 31, 2022, had negative cash flows from operations of $1,670,158 and a net loss of $1,426,719 for the year ending December 31, 2022. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Offering of Common Stock

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2022, and December 31, 2021 8,277,617 and 7,984,692 shares of common stock, were issued and outstanding, respectively. During the periods ended December 31, 2022 and December 31, 2021, the Company raised gross proceeds of $1,831,055 and $3,895,916, respectively, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding, issuing 390,892 and 928,476 shares of common stock.

Termination of Common Stock Purchase Agreement

On July 1, 2022 the Company and related party Arco Fuel Cells Srl terminated the common stock purchase agreement originally entered upon on October 1, 2021 due to the commercial relationship between the parties having evolved in a way that made the aforementioned agreement no longer strategically appropriate. Accordingly, 97,967 of the Company's authorized shares were cancelled (less than $1.00 par value) and the associated $587,801 receivable due for additional paid-in capital was accordingly written off.

See accompanying Independent Auditor's Report

Stock buy back

On December 12, 2022 the Company and related party Arco Technologies Inc. entered into an agreement by which StorEn agreed to repurchase 26,410 shares of its own common stock from Arco Technologies Inc. at a purchase price of $4.3 per share, or $113,563 in the aggregate.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTY TRANSACTIONS

Common stock purchase agreement with Arco Fuel Cells Srl

In 2020, during their first crowdfunding campaign, We acquired $110,920 in Arco Fuel Cells srl shares equal to 1.046% of current outstanding shares. In 2021, during their second crowdfunding campaign We acquired a further $587,800 in Arco Fuel Cells Srl shares, equal to 1.246% of current outstanding shares. As of December 31, 2022 We thus own 2.292% of currently outstanding Arco Fuel Cells Srl shares.

Upon the first investment We made, Arco Fuel Cells Srl made a $100,920 investment in Our share capital, and acquired 26,410 shares. Upon Our second investment, Arco Fuel Cells srl committed to a further $587,002 investment in order to acquire 97,967 of our shares. The second investment made by Arco Fuel Cell also generated a $587,001 subscription receivable.

In the fall of 2022 the agreement by which Arco Fuel Cells srl committed to the second investment in Our share capital was terminated by both parties. As a result, We bought back the 26,410 shares which Acro Fuel Cells srl had acquired in their first investment – these are now part of treasury stock – and the 97,967 shares which were the object of the second investment commitment, were cancelled.

Use of Italian Warehouse

The Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Inventory purchased from Arco Fuel Cells Srl

During the year ended on December 31, 2022 We did not acquire any goods from related parties which are listed under inventory, however during 2021, five prototypes were acquired and are still present under inventory. These are 12 V and 24 V battery prototypes ranging from 82 to 328 amp. Their cost was equal to €90.000, which is approximately equal to €100.000 as at December 31, 2022.

See accompanying Independent Auditor's Report

Expenses and accruals from related party transactions

During the year ended on December 31, 2022 We purchased design services for $88,750 from Arco Technologies Srl and made a $4,125 payment to Arco Fuel Cells Srl for the backcharge of an administrative expense relating to waste disposal documentation. Invoices relative to both these expenses were entirely paid during 2022. No further goods or services were either purchased or ordered in the year ending December 31, 2022, thus no accruals were required.

Payments made to former Director, Carlo Brovero

During the year ended on December 31, 2021 We owed then Director Mr. Brovero an aggregate sum of $61,150 for accrued salaries. On March 18, 2022 the sum of $4,736.96 was paid out to Mr. Brovero as an advance on this sum. Mr. Brovero died in early April 2022 and the original aggregate sum was paid out to his estate during 2023.

Service Agreement

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement (“Original Arco PO”) to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000.

On August 24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement (“Current Arco PO”). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000.

No expense or accruals relating to these agreements have been recognized in 2022.

NOTE 7: DEBT

Related Party Notes Payable

During 2022, accrued compensation for $188,138 originally booked under related party accounts payable was converted into a non-interest bearing, twelve month term, shareholder loan. The loan was subsequently paid-off during march 2023.

NOTE 8: LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.

The Company leases office and research facilities under operating leases which expire through 2025. The Company’s leases have remaining lease terms of 2 year to 3 years, some of which include options to extend the leases for 3 years. Leases with an initial term of 12 months or less are not recorded on the balance sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation.

Lease of Space Located at 400 Birnie Street Greenville, SC 29611

On July 22, 2022, the Company entered into a lease agreement with Birnie Park LLC for office and light manufacturing space located at 400 Birnie Street Greenville, SC 29611 (the "Birnie Street Lease").

The term of the Birnie Street Lease commenced on September 1, 2022 (the "Birnie Street Commencement Date"). The initial term of the Birnie Street Lease will extend approximately two years from the Birnie Street Commencement Date and ending September 30, 2024, unless extended or earlier terminated in accordance with the Lease. While extensions are not prohibited, the Company does not have the right to unilaterally elect to extend the term of the Birnie Street Lease for an additional term.

Under the terms of the Birnie Street Lease, the Company leases approximately 2,400 square feet at 400 Birnie Street Greenville, SC 29611 and pays an initial charge of $2,090 per month, with increases in rent each year during the term as set out in the table below. The Company is also responsible for paying its proportionate share of real estate taxes and other operating cost. This lease is accounted for as an operating lease.

Year		Rent
2023	$	25,451
2024	$	19,644
Total	**$**	**45,095**

Lease of Space Located at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620,

On June 9, 2022, the Company entered into a lease agreement with Waldrep Properties LLC for office and ancillary use space located at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620 (the "Waldrep Building Lease").

The term of the Waldrep Building Lease commenced on July 1, 2022 (the "Waldrep Building Commencement Date"). The initial term of the Waldrep Building Street Lease will extend approximately three years from the Waldrep Bulding Commencement Date and ending July 31, 2025, unless extended or earlier terminated in accordance with the Lease. The Company has the three (3) one (1) year options to extend the Lease Term upon not less than one hundred twenty (120) days written notice to the Landlord prior to the expiration of the immediately preceding term.

Under the terms of the Waldrep Building Lease, the Company leases approximately 2,566 square feet at The Waldrep Building, 12 East Stone Avenue, Greenville, South Carolina 29609-5620, and pays an initial charge of $16.02 psf per annum, with increases in rent each year during the term as set out in the table below. The Company is also responsible for paying its proportionate share of real estate taxes and other operating cost. This lease is accounted for as an operating lease.

Year		Rent
2023	$	41,621
2024	$	42,874
2025	$	25,446
Total	**$**	**109,941**

Balance Sheet Classification of Operating Lease Assets and Liabilities

Asset	Balance Sheet Line		December, 31 2022
Operating Lease ROU Waldrep Building	Non Current Assets	$	98,295
Operating Lease ROU Birnie Street	Non Current Assets	$	41,555

Liability	Balance Sheet Line		December, 31 2022
Operating Lease Liability Waldrep Building	Non Current Liabilities	$	64,500
Operating Lease Liability Waldrep Building	Current Liabilities	$	35,406
Operating Lease Liability Birnie Street	Current Liabilities	$	43,333

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each year to the finance lease liabilities and operating lease liabilities recorded on the balance sheet.

		Operating Leases
2023	$	67,072
2024	$	62,518
2025	$	25,446
Total Minimum Lease Payments	$	155,036
Less:		
Amount of lease payments representing interest (Waldrep Building)	$	(9,247)
Amount of lease payments representing interest (Birnie Street)	$	(2,550)
Present value of future minimum lease payments	$	143,239
Less: current obligations under leases	$	(78,739)
Long-term lease obligations	$	64,500

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

See accompanying Independent Auditor's Report

In March 2020, FASB issued ASU No. 2020-04, "*Reference Rate Reform (Topic 848)*" ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. The Company continues to evaluate the impact of the guidance, however, it does not expect the adoption of ASU 2020-04 to have a material effect on its financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company does not have any outstanding convertible instruments, neither in the form equity, nor in the form of debt.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Loan to related party

On January 18th, 2023, the Company loaned $ 200,000 to related party Arco FC which is expected to be paid back during the current year.

Payments to Carlo Brovero's Estate

On May 30, 2023 the sum of $ 61,150.50 was paid to the state of former CEO and Director Carlo Brovero, who passed away during 2022.

Stock Issuance

During 2023 a further 120,758 shares were issued via crowdfunding, bringing the total number of outstanding shares to 8,398,375 and the number of shareholders to 8,719. Proceeds from the issuance were equal to $ 965,134.

See accompanying Independent Auditor's Report

Stock Cancellation

On July 17, 2023 the Company resolved to cancel 101,000 common shares.

Management's Evaluation

Management has evaluated subsequent events through October 11, 2023, the date the financial statements were available to be issued. Based on this evaluation, no further material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor's Report

ITEM 8. EXHIBITS

EXHIBITS

1.1	Posting Agreement with StartEngine Crowdfunding, Inc. (1)
2.1	Certificate of Incorporation (2)
2.2	Bylaws (3)
4.1	Form of Subscription Agreement (4)
6.1	StartEngine Secure Services Agreement (5)
6.2	Employment Agreement with John Davis (6)
6.3	Employment Agreement with Angelo D'Anzi (7)
6.4	Distribution Agreement with Arco Fuel Cells S.r.l. (8)
6.5	Multicom Memorandum of Understanding (9)
6.6	Credit Card Services Agreement (10)
8.1	Escrow Services Agreement (11)

(1) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex1-1.htm
(2) Filed herewith.
(3) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex2-1.htm
(4) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920090886/tm2022587d4_ex4-1.htm
(5) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-1.htm
(6) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-2.htm
(7) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-3.htm
(8) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-4.htm
(9) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-5.htm

(10) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920086479/tm2022587d2_ex6-6.htm

(11) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920086479/tm2022587d2_ex8-1.htm

SIGNATURES

STOREN TECHNOLOGIES, INC.

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stony Brook, NY., on October 11, 2023

STOREN TECHNOLOGIES INC.

By /s/ John Davis

Dated: October 11, 2023

Title: Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

/s/ Angelo D'Anzi

Angelo D'Anzi, Chief Technology Officer and Director

Dated: October 11, 2023

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF STOREN TECHNOLOGIES

Renewable Energy Storage

StorEn provides 100% recyclable, safe and affordable energy storage through the development of evolutionary vanadium flow batteries.

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$297,444.14 Raised

REASONS TO INVEST

Invest Now
$7.12 Per Share

PREVIOUSLY CROWDFUNDED
$10,935,220.17

RAISED
$297,444.14

INVESTORS
176

MIN INVEST
$363.12

VALUATION
$59.98M

THE PITCH

Bringing High-Performance Battery Technology Into The 21st Century

Today's energy storage systems often underperform, especially those using lithium-ion batteries, which have a limited lifespan and are expensive to replace.

At StorEn Tech, we aim to lead the way in energy storage technology with **Vanadium Flow Batteries** so that you can better store energy from your solar panels or other renewable energy sources.

Vanadium flow batteries have proven to be safer, more reliable, and longer-lasting than lithium-ion batteries. With a battery life of 25 years and more than 15,000 cycles, we believe our batteries satisfy the market demand for efficient, durable and cost-effective energy storage, enabling self-consumption of self-produced electricity and the transition toward a carbon-free economy. Our research in this industry has led to 4 international PCT patents and 5 trademarks to date.

Our residential batteries charge using electricity generated from solar panels. When the sun goes down, our batteries use the solar energy accumulated throughout the day to power the home through the evening and night. Residential batteries also recharge when electricity rates are low, and use that energy later, when rates are higher. Our anticipated residential battery to be cost-effective, easy to install and environmentally-friendly. StorEn Technologies' systems offer households an energy addition to a solar system and the utility grid.

We are a proud member of the South Carolina Tech Hub. The SC Nexus for Advanced Resilient Energy (SC Nexus), led by the South Carolina Department of Commerce, aims to be a global leader in advanced energy by developing, testing, and deploying exportable electricity technologies. This Tech Hub will leverage the region's dynamic and growing manufacturing base, superior research capabilities, and demonstrated record of public-private collaboration to innovate and commercialize emerging energy storage materials and manufacturing techniques, including a demonstrative microgrid implementation that integrates renewable energy and storage into the state's electricity systems. In doing so, SC Nexus seeks to strengthen domestic manufacturing and national energy security while developing exportable, high-demand products and tools critical to the advanced energy supply chain.


StorEn Brings
Battery Storage
Into the 21st
Century

The heart of any flow battery is the cell stack, which converts chemical energy into electrical power. Historically, cell stacks have been large and heavy, limiting flow batteries to grid-scale applications.

Our team at StorEn Tech has managed to reduce the size of our cell stack by over 50%. According to our research, our stack utilizes less material and delivers more electrolyte into electrical power per square centimeter compared to any other flow battery currently available on the market.

Join StorEn Technologies and let's change the way we power our homes, our businesses, and the world.

THE PROBLEM & OUR SOLUTION

Sustainable Energy Storage That Outperforms Lithium

Our residential batteries charge using electricity generated from solar panels. When the sun goes down, our batteries use the solar energy accumulated throughout the day to power the home through the evening and night. Residential batteries also recharge when electricity rates are low, and use that energy later, when rates are higher. We anticipate our residential battery to be cost-effective, easy to install and environmentally-friendly. StorEn Technologies' systems offer households an energy addition to a solar system and the utility grid.

Unlike Lithium and Lead Acid Batteries, StorEn Vanadium Flow Batteries are:

- Eco-friendly: 100% recyclable, 100% reusable electrolyte, low GHGs emissions, non-pollutant, and reduce mining!
- Safe: Non-flammable, non-explosive
- Cost Effective: Cost/kWh comparable to lithium batteries but Cost/Cycle up to four times lower than lithium batteries, thanks to exceptional duration of 25 years or 15,000K cycles
- Efficient: +35% in energy storage with the same volume, +5% Round-Trip efficiency in harsh climate thanks to our proprietary THERMASTABLE™ geothermal design, and virtually maintenance-free thanks to our proprietary RESAFE™ and EQUILEVELS™ technologies

CASE STUDY:

StorEn vs. Tesla Powerwall™



StorEn's Vanadium Flow Batteries	**Tesla's Lithium Powerwall™ Battery**
BATTERY DURATION 25 yrs or 15,000 cycles at 100% capacity	**BATTERY DURATION** Warrented for 10 yrs at 70% of capacity
CAPACITY LOSS None	**CAPACITY LOSS** 30%
ENERGY 20 or 30kWh	**ENERGY** 13.5kWh
RECYCLABILITY 100% reusable	**RECYCLABILITY** Low (~3-5% of materials)

A Greener Solution That We Believe Outperforms the Competition

A StoreEn battery module works in synergy with the solar system. During the day, your solar panels will capture energy from the sun. This energy charged the battery while simultaneously powering a home or office. Then, as day turns to night, the battery takes over, providing green energy consistently, and maximizing your solar system dependability.

In addition to its solar storage capabilities, the StorEn battery, in locations with dual rates, can power the grid at night when electricity prices are low. By using battery power during peak electricity times, clients can potentially lower their utility bills. Our customers can safeguard the environment while saving money! Additionally, in the event of an emergency, the StorEn battery guarantees continuity to your home and vital devices such as telecommunication, lighting, refrigeration, and heating and ventilation systems. Finally, StorEn delivers additional resilience in case of a natural disaster.


StorEn
ESS Built-in Module

100% Dependability

Our batteries are resilient & as a power back-up device, our batteries deliver energy in case of power outages!

100% Safety

Our electrolyte is water-based, making it non-flammable & non-explosive. Unlike lithium batteries, they can be installed indoor, with the highest level of safety!

100% Flexibility

Our home batteries are also available in an underground version embedding Thermastable™, our patented geothermal temperature conditioning system. They can be installed in Alaska, as well as Africa!

100% Control

All StorEn batteries are equipped with a proprietary Battery Management System (BMS), an IP-based real-time remote monitoring system that enables remote monitoring!

100% Ease

100% Ease - StorEn's patented Equilevels™ and Resafe™ in association with our proprietary BMS, make StorEn batteries virtually maintenance-free!

Our batteries are modular. Our residential battery can be configured in either 20kWh or 30kWh versions sharing the same Power Module. Our customers will only pay for the energy capacity they really need! Additional models can be connected together for maximum flexibility.


Modular
Residential Battery
20Kwh
30Kwh

The Business Model
Tax Credits Make Residential Storage Even More Appealing

In 2022, the Inflation Reduction Act became law. The IRA makes energy storage property eligible for a **30%** ITC, which also extends solar and wind tax credits for another 10 years. This allows renewable energy developers to choose between investment tax credits based on installation costs and production tax credits based on power generation.

In addition to the Federal Investment Tax Credit, additional State credits may reduce the cost of an energy storage system. Although energy storage is a relatively young industry, a growing number of states and municipalities will support the installation of solar-powered batteries to accelerate the transition to renewables and the reduction of GHG emissions. Please check with your state for further tax credit information.

THE MARKET & OUR TRACTION

Bringing Next-Gen Batteries to the Renewable Energy Market

The global renewable energy market was valued at $881.7 billion in 2020 and is projected to reach approximately $2 trillion by 2030, growing at a CAGR of 8.4% from 2021 to 2028 (Source). 26 million homes in the U.S. currently rely on solar power. But the overwhelming use of lithium-ion batteries has shown to have serious flaws and notoriously short lifespans (Source).


58%
think renewable energy will improve the economy
38%
think electricity from wind or solar is cheaper than coal
NEARLY HALF THINK IT WILL BE BY 2028
PROVIDING RENEWABLE, RELIABLE ENERGY REQUIRES A BETTER BATTERY
SUSTAINABLE ENERGY IS BUILT ON BATTERIES

*Source

This is not just an idea, we are building our first systems:

- Systems are being built today for our Investor Purchase Program participants.
- Trial Systems in the Telecom Industry expected to be delivered in early 2024
- Four (4) patents at the PCT National Phase, securing our innovative IP Internationally
- Our technology was independently validated by the New York State Pollution Prevention Institute
- Over $8 million invested in R&D to date
- Over $109 million invested from 8,000+ investors
- Founding team's 3rd energy start-up
- Currently building containerized systems for microgrids and utilities

Batteries Fill The Gap

Residential

Batteries store energy for evening use & backup power

Recharge using the electric grid at low-demand times

Industrial

Batteries store power from wind & solar when production is high

Reduces power waste from production exceeding consumption

Telecoms

Batteries provide backup power to increase data security

Power cell towers & data centers in remote locations



StorEn
ESS Built-in Module

The Future of Energy Storage Is VANADIUM FLOW BATTERIES

Lithium-ion batteries are not ideal for long duration, energy-extensive, stationary applications.

Unlike lithium-ion batteries, **vanadium flow batteries don't degrade**

- Fully charge & discharge throughout lifetime
- **25+ years of useful life**, with annual maintenance
- **Less vulnerable** to variable temperatures

Vanadium flow batteries are a **sustainable choice for batteries**

- **100% of electrolyte is reusable** in a new battery
- Recycled vanadium **retains full functionality**
- No need to continue mining fresh vanadium

Water-based construction for safer alternative to lithium-ion batteries

- Non-flammable
- Non-explosive

WHY INVEST

A Note from StorEn's CEO, John Davis

To Our Prospective Investors,

It is an exciting time as StorEn! Last year, we completed our fourth successful Regulation Crowdfunding campaign on StartEngine, raising the maximum of $10.9 million from thousands of investors that share our passion for technology and the environment and are willing to contribute to higher causes.

The funds raised allowed us to hit several additional milestones, further advancing our development! Therefore, I would first like to thank our community for the additional support and those who invested in StorEn in our first campaign in 2018 as well as our three subsequent campaigns.

Following the successful independent validation of our prototype installed at the Advanced Energy Center at Stony Brook University in 2019 performed by the New York State Pollution Prevention Institute (NYSP2I) in Rochester in NYS, we continued to improve the design of our system. In January 2020, we delivered our first battery to Australia. The first one of an order worth up to $500,000.

In 2020, following an Award from the Empire State Development's Division of Science, Technology and Innovation (NYSTAR), we started an R&D program with Cornell University on innovative components. This work, in addition to the ongoing NYSERDA-funded R&D program with Rensselaer Polytechnic Institute and University of Illinois in Chicago, allowed us to explore technological improvements that will be the foundation of our future generations of batteries.

With the funds raised, we also entered the National Phase of the PCT (WIPO in Geneva, Switzerland) process. Thus, we selectively and successfully extended our four patents in several regions and countries, including the USA, European Union, South Africa, Brazil, Israel, Japan, India, China, Australia, Korea, Indonesia and many others, covering approximately 90% of the world population.

We are now asking our community and those who would like to join us, to support us in the next phase of our journey, our next CF offering.

Please help us build a successful business. The funds we raise will help us tool up our manufacturing facility and begin building and shipping what we believe to be the world's first Vanadium Flow Battery based Residential Energy Storage System.

Together, we can make StorEn a success while accomplishing our incredible missions.

Help us do well while doing good. Support StorEn!

Sincerely yours,

John Davis, CEO
StorEn Technologies Inc.

ABOUT

HEADQUARTERS
12 E Stone Ave.
Greenville, SC 29609

WEBSITE
View Site

StorEn provides 100% recyclable, safe and affordable energy storage through the development of evolutionary vanadium flow batteries.

TEAM

John Davis
Chief Executive Officer

John has over 28 years executive level experience in sales and business development heavily focused on emerging technology solutions for the telecommunications and utilities industries. Most recently, John held the position of Director of Business Development for XNRGI, Inc, an early stage lithium battery developer building an innovative solid state lithium battery technology. Over the course of the last 20 years, John has worked with a number of flow battery and fuel cell developers including, ZincNyx, RedFlow LTD, Deeya Energy, VRB Power, ReliON Fuel Cells and Metallic Power. During his time at VRB, one of the first vanadium flow battery companies, John oversaw the sales and delivery of the first flow battery installed at a telecom site. John was also instrumental in the standardization of hydrogen fuel cells used as stationary backup power at many telecom sites in the US and the Caribbean.

Angelo D'Anzi
Founder, CTO, & Director

Angelo has served as our chief technology officer and a director since our inception in January 2017, and is primarily responsible for the technical development of our products. Since May 2018, Angelo has also served as a director of Arco Fuel Cells S.r.l., where he was responsible for the company's fuel cell technical development activities.

Davide Biggi
Chief Financial Officer and Treasurer

DavidBigi.png

Davide Biggi

CFO

Davide Biggi graduated with honors from the University of Pisa in Corporate Finance and Financial Markets; in 15 years of work experience he has acquired specific skills in financial planning and management starting from the drafting of the annual budget to the reporting period for management, skills in treasury management, corporate tax planning and management, the auditing of medium-sized companies up to the drawing up of the Annual Report. Biggi has specialized in the drafting of business plans for the raising of capital (equity and debt) with numerous successful operations - and also in the preparation of financial plans for Facilitated Finance for the collection of European public funds. He has covered the role of responsible administrative and accounting for a multinational group of medium-sized in naval field located in Europe and USA - and the role of independent financial analyst finalized to the raising of capitals of small and averages companies. He has held the role of CFO in two medium-sized companies in the field of shipping and energy.

Jessica Ann
V.P. Marketing

Jessica has worked for StorEn Tech since 2017 and has been instrumental in building the StorEn brand. Jessica is responsible for all marketing and social media aspects of the company, as well as working with media outlets.

Bogdan Kreczmer
Senior Mechanical Design Engineer

Bogdan leads our design team and is responsible for the mechanical design of our energy storage systems. Bodgan has over 30 years experience with manufacturing and mecahanical design processes.

Nagayyappa Meenugu
Senior System Design Engineer

Meeny is responsible for all electrical and overall design aspects of our systems.

Ross Nelson
Battery Systems Engineer

Ross in responsible for all or the electrical specifications of our energy storage systems. Ross has a degree Electrical Engineering from The Citadel. He is an Army Vet and has a strong background in energy power systems.

Tyler Davis
Administrative and Logistics Manager

Tyler is responsible for all of StorEn's logistics and administrative needs. Tyler holds a degree in Psycology from the University of Central Florida.

Amanda Kreczmer
Office Manager

TERMS

StorEn Technologies

Overview

PRICE PER SHARE
$7.12

VALUATION
$59.98M

DEADLINE
Mar. 14, 2024 at 6:59 AM UTC

FUNDING GOAL
$10k - $1.8M

Breakdown

MIN INVESTMENT
$363.12

OFFERING TYPE
Equity

MAX INVESTMENT
$999,996.88

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,404

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
252,809

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

What is a Equity Offering?

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Reservations Bonus | 5% Bonus Shares

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Storen Technologies, you are eligible for additional bonus shares.

Combo/Avid Investor Perk

Early Bronze

Invest $500+ within the first two weeks and receive 5% bonus shares.

Early Silver

Invest $1,000+ within the first two weeks and receive 7% bonus shares.

Early Gold

Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000 and receive 5% bonus shares + added to StorEn Investor Purchase Program**

Tier 2

Invest $5,000 and receive 10% bonus shares + added to StorEn Investor Purchase Program**

Tier 3

Invest $20,000 and receive 15% bonus shares + added to StorEn Investor Purchase Program**

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Our Investor Purchase Program is an exclusive opportunity designed for our investors to procure our innovative system. Participation in the program is secured through a down payment that underscores the investor's commitment to the purchase. The StorEn Investor Purchase Program, exclusive to investors, prioritizes residential system purchases by registered investors who have invested a minimum of $1000 in the company. Participants become V5 Club members, eligible to apply for a future production slot, provided they meet additional criteria like U.S. residency and agreement to specific conditions, including system installation and operation requirements. A $1000 down payment, held in escrow, secures a production slot and is credited against the final system cost. The process involves a random selection for production order, and options for trading or selling positions within the V5 Club are available.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

StorEn will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $712. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Reservation Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into StorEn Technologies.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus
Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1
Invest $1,000 and receive 5% bonus shares + added to StorEn Investor Purchase Program***

Select

$5,000
Tier 2
Invest $5,000 and receive 10% bonus shares + added to StorEn Investor Purchase Program***

Select

$20,000
Tier 3
Invest $20,000 and receive 15% bonus shares + added to StorEn Investor Purchase Program***

Select

JOIN THE DISCUSSION

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Post

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript:

John Davis: Solar energy is more than just a trend. It's a revolution, powering over 26 million households in the US today. But there's a catch. Most of these homes rely on lithium-ion batteries for energy storage, the same kind found in our phones and electric vehicles. These batteries have a lifespan of just 5-10 years, minimal recyclability, and pose fire risks from lithium metal. What if we could change all that?

I'm John Davis, CEO of StorEn Technologies, and we're on a mission to transform the $900 million home energy storage market. We want to take the proven, safe, and efficient vanadium flow technology out of grid-scale applications and bring it to your home. And today, we're inviting you to join us on this mission, as an investor.

For decades, vanadium flow technology has been the top choice of large-scale utility companies thanks to their 20+ year lifespan, long duration cycling capacity, and complete recyclability.

Jessica Ann: But, their massive size has historically locked them out of anything but grid-scale applications.

John Davis: By re-engineering this technology into compact, user-friendly units, StorEn has cracked the code to a new era of residential energy storage.

Our breakthrough batteries triple the energy capacity of lithium-ion in the same space. They last a full 20 years at 100% capacity, which is 4 times longer than lithium-ion. And they eliminate the fire risks of lithium with safe, non-flammable electrolyte tanks.

Jessica Ann: Accomplishing this breakthrough is a massive undertaking made possible by partnering with the leading clean energy storage incubators in the Americas—, and most recently the SC NEXUS Program in our home state of South Carolina.

John Davis: But our commitment paid off, earning us validation from storage incubators in the Americas, including Stony Brook University in New York and most recently, praise from leading cleantech and financial publications like CleanTechnica and Benzinga; and most importantly—4 patents that will protect our success globally for years to come.

I bring over 25 years experience commercializing energy tech, including deploying the first vanadium batteries and standardizing fuel cells in industrial applications. Our founder, Angelo D'Anzi, is an industry veteran of over 20 years and himself holds 14 vanadium battery patents. Together we've rallied over 8,500 investors and raised $10.9M.

Jessica Ann: With this expertise and support, we're starting small—assembling initial systems to deliver to early adopters in 2024. We aim to grow steadily to bring our batteries to more customers like industrial sites, telecom towers, datacom centers and utility companies within the next 24 months.

And one day soon, to a home near you.

John Davis: Join us in delivering the missing link to today's $900M home energy market. Invest in StorEn Technologies today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

StorEn Technologies is taking reservations for a possible, upcoming round. Join the waitlist today.

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Renewable Energy Storage

StorEn provides 100% recyclable, safe and affordable energy storage through the development of evolutionary vanadium flow batteries.

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STOREN

$147,643.03 Reserved

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PREVIOUSLY CROWDFUNDED

$10,935,220.17

RESERVED

$147,643.03

INVESTORS

104

REASONS TO INVEST

- StorEn Technologies has raised over $10.9M on StartEngine.
- We have 4 patents extended internationally in the PCT National Phase, securing our innovative IP in all major regions and countries in the world.
- We believe StorEn Technologies will be the first company to offer a residential Vanadium Flow Battery with shipments starting in 2024.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS

12 E Stone Ave.
Greenville, SC 29609

WEBSITE

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StorEn provides 100% recyclable, safe and affordable energy storage through the development of evolutionary vanadium flow batteries.

TEAM



John Davis
Chief Executive Officer

John has over 28 years executive level experience in sales and business development heavily focused on emerging technology solutions for the telecommunications and utilities industries. Most recently, John held the position of Director of Business Development for XNRGI, Inc, an early stage lithium battery developer building an innovative solid state lithium battery technology. Over the course of the last 20 years, John has worked with a number of flow battery and fuel cell developers including, ZincNyx, RedFlow LTD, Deeya Energy, VRB Power, ReliON Fuel Cells and Metallic Power. During his time at VRB, one of the first vanadium flow battery companies, John oversaw the sales and delivery of the first flow battery installed at a



Angelo D'Anzi
Founder, CTO, & Director

Angelo has served as our chief technology officer and a director since our inception in January 2017, and is primarily responsible for the technical development of our products. Since May 2018, Angelo has also served as a director of Arco Fuel Cells S.r.l., where he was responsible for the company's fuel cell technical development activities.



Davide Biggi
Chief Financial Officer and Treasurer

DavidBigi.png

Davide Biggi

CFO

Davide Biggi graduated with honors from the University of Pisa in Corporate Finance and Financial Markets; in 15 years of work experience he has acquired specific skills in financial planning and management starting from the drafting of the annual budget to the reporting period for management, skills in treasury management, corporate tax planning and management, the auditing of medium-sized companies up to the drawing up of the Annual Report. Biggi has specialized in the drafting of business plans for the raising of capital (equity and debt) with numerous telecom site. John was also instrumental in the standardization of hydrogen fuel cells used as stationary backup power at many telecom sites in the US and the Caribbean.

successful operations - and also in the preparation of financial plans for Facilitated Finance for the collection of European public funds. He has covered the role of responsible administrative and accounting for a multinational group of medium-sized in naval field located in Europe and USA - and the role of independent financial analyst finalized to the raising of capitals of small and averages companies. He has held the role of CFO in two medium-sized companies in the field of shipping and energy.



Jessica Ann
V.P. Marketing

Jessica has worked for StorEn Tech since 2017 and has been instrumental in building the StorEn brand. Jessica is responsible for all marketing and social media aspects of the company, as well as working with media outlets.



Bogdan Kreczmer
Senior Mechanical Design Engineer

Bogdan leads our design team and is responsible for the mechanical design of our energy storage systems. Bodgan has over 30 years experience with manufacturing and mecahanical design processes.



Nagayyappa Meenugu
Senior System Design Engineer

Meeny is responsible for all electrical and overall design aspects of our systems.



Ross Nelson
Battery Systems Engineer

Ross in responsible for all or the electrical specifications of our energy storage systems. Ross has a degree Electrical Engineering from The Citadel. He is an Army Vet and has a strong background in energy power systems.



Tyler Davis
Administrative and Logistics Manager

Tyler is responsible for all of StorEn's logistics and administrative needs. Tyler holds a degree in Psycology from the University of Central Florida.



Amanda Kreczmer
Office Manager

ALL UPDATES

12.07.23

StorEn's Next Campaign is going LIVE soon!


STOREN
GOING LIVE SOON!
SUPPORT THE FUTURE OF ENERGY STORAGE
STOREN
startengine.com/storen

We're excited to announce that our next StartEngine campaign will be going LIVE soon!

At StorEn Tech, we believe in the power of innovation, scalability, and sustainability. Our cutting-edge energy storage solution is designed to optimize efficiency, improve performance, and unlock the potential of renewable energy sources. By harnessing the power of Vanadium Flow Batteries, we offer a game-changing solution that addresses the limitations of traditional storage methods and accelerates the transition to a greener future.

We are grateful for our community of supporters! Let's redefine what's possible in the world of energy storage. Together, we have the power to create a cleaner and more sustainable future.

Learn more and make a reservation to invest today!

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

10.11.23

StorEn's Reservations Page is Now Live!


STOREN
ENERGY YOU CAN DEPEND ON

We are thrilled to announce that we'll have our fifth round of crowdfunding launching soon! StartEngine now offers a pre-launch Reservations page, which allows you to reserve a stock purchase. Participating early will give you an additional stock discount.

Our Reservations page is now live and ready to make a reservation to invest in our next crowdfunding campaign!

StorEn is revolutionizing the energy storage industry with our innovative and sustainable solutions, and we believe that this campaign presents a remarkable opportunity for both growth and impact.

Here are some key details about StorEn and our next crowdfunding campaign:

About StorEn: StorEn Technologies is a leading company in advanced energy storage solutions. We are dedicated to developing efficient, cost-effective, and eco-friendly energy storage systems that aim to reshape the way renewable energy is harnessed, stored, and utilized worldwide.

Our Next Campaign: Our fifth crowdfunding campaign is a significant milestone for StorEn. It will fuel the next phase of our development, allowing us to scale up production, continue research and development, and expand our market reach.

The Reservations Page: We have launched our Reservations page, exclusively designed to facilitate investments in our next crowdfunding campaign. By visiting https://www.startengine.com/offering/storen you can get more information about our company, campaign goals, and investment opportunities.

Why should you consider investing in StorEn?

Here are a few reasons:

Underperformed Energy Storage Systems: Today's energy storage systems have unquestionably underperformed, leading customers to doubt their true value over their lifespan. At StorEn, we understand this challenge and have passionately worked towards developing a cutting-edge solution that outperforms traditional energy storage systems, addressing the concerns and doubts raised by customers.

Shifting Away from Lithium: The energy storage landscape is undergoing a monumental shift away from lithium-based battery systems. Investing in our next crowdfunding campaign gives you a unique opportunity to participate right at the beginning of this transformative shift. By joining us now, you can become one of the pioneers helping to shape a future where lithium is no longer the only choice for customers.

Superior Lifespan and Safety: One of the key differentiators of StorEn's energy storage systems is their unparalleled lifespan and safety. Unlike lithium systems, which often succumb to shorter lifespans, our systems are designed to stand the test of time. With StorEn, customers no longer have to compromise on longevity, giving them the confidence and peace of mind they deserve.

Eliminating Fire Risks: Unlike lithium-based batteries, our systems do not pose a fire risk. By investing in StorEn, you are not only supporting forward-thinking technology but also contributing to a safer and more reliable energy storage solution.

Don't miss the chance to support a company that is pushing the boundaries of energy storage technology and paving the way for a cleaner, greener planet.

We invite you to explore our Reservations page, where you can make a reservation to invest in our next crowdfunding campaign. Together, let's make a meaningful difference in the renewable energy sector.

Thank you for your enthusiasm for reshaping the energy landscape.

We look forward to welcoming you as a valued investor!

Best regards,

John Davis

CEO, StorEn Tech

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into StorEn Technologies.

10% **Loyalty Bonus**
As you have previously invested in Storen Technologies, you are eligible for additional bonus shares.

$363

Reservation Bonus

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

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JOIN THE DISCUSSION

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What's on your mind?

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Post

JB

Jeffrey Blacet
2 months ago

We are very happy that we are finally moving forward with individual homeowner systems. We can hardly wai...
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1 0

JD

John Davis
a month ago

Thank you Jeffrey. Our team is very motivated to get our systems into production.

0

SN

Scott Nelson
2 months ago

Thank you John for your response. The hardware cost of LFP 27 kWh Tesla Powerwall3 (qty=2) is around $18k a...
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1 0

JD

John Davis
a month ago

We have been able to reduce the level of corrosion in our system by using advanced plastics in our stack and in the ...
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0

SN

Scott Nelson
2 months ago

What is the present $/kWh of the developmental system? What is the expected cost $/kWh in 3 years as producti...
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1 | 0

John Davis
2 months ago

Hello, Our systems will be cost competitive with lithium based systems. But keep in mind, we offer much more KWh...
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0

Jeffrey Blacet
2 months ago

Good morning. I've been wondering what, when a storm takes out my electricity through the "smart" meter, is ...
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1 | 0

John Davis
2 months ago

Hello, I am not sure of your question. Our system will be grid connected so my best recommendation would be to speak t...
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0

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As the CEO of StorEn Technologies, I'd like to share our Q4 progress and express my gratitude for your support as we embark on an exciting new phase for our company.

Before we dive into the updates, I want to remind you about our Investor Purchase Program (the V5 club). It has been incredibly inspiring to witness the interest from a large number of investors who are eager to purchase our residential systems. The next phase of the program involves a firm commitment from all investors who have expressed interest in participating in the program. To move forward, we will be requesting a down payment of $1,000.00 and kindly ask you to sign our Investor Purchase Agreement.

Though our time frame for accepting orders has been delayed, rest assured that we are diligently working to set up a seamless system to accept payments.

Our team has been collaborating with our corporate bank and Paypal to ensure a smooth process. We are also taking this opportunity to update our website, which will soon feature an investor portal. Final testing is underway, and we aim to have everything ready for orders to begin on December 15th or earlier.

FULLY CHARGED

If you have expressed interest in the V5 Investor Purchase Program, please expect an additional email outlining the process to placing your order for our residential system.

Now, onto the exciting news!

StorEn Tech has been engaged in discussions with various industrial customers, including major players in the telecommunications industry. These players are keen to integrate our non-lithium battery solution for massive deployment opportunities.

One of the significant opportunities is with a large mobile telecom service provider in South Africa. They have thousands of off-the-grid sites currently relying on diesel generators, and we are thrilled to showcase the transformative power of our vanadium flow battery systems. By incorporating our VFB technology, these operators can cut their fuel and logistics costs in half, resulting in annual savings in the tens of millions of dollars. We have been invited to execute a trial at a live telecom site as early as March 2024, and we will share more details about this opportunity in our next update.


STOREN
Announcing our **new**
PARTNERSHIP
with
SC NEXUS

In addition, I am delighted to announce that StorEn Technologies is now a charter member of South Carolina's new Tech Hub, alongside prestigious companies like BMW, Rolls Royce, and Westinghouse. The SC Nexus Tech Hub has a strong focus on Grid Resiliency and energy storage technology development. This new affiliation opens doors to countless opportunities that align perfectly with our vision, and we are honored to become a member.

Our engineering team has achieved significant milestones in developing a manufacturable flow battery. We have successfully reduced the size of our cell stack by over 50%, surpassing any other flow battery in the market. This remarkable progress enables our systems to deliver enhanced performance with fewer materials. Your investment has been instrumental in reaching this crucial milestone.

As we enter the next phase of our journey, we are shifting our focus toward the manufacturing processes required for scalability. We continue discussions with contract manufacturing companies that possess the capacity to produce our systems in large quantities. Simultaneously, we are exploring the option of developing our in-house manufacturing capabilities. Each approach presents unique benefits and challenges, along with a substantial capital investment requirement. Our team will diligently analyze the most efficient path to manufacture residential energy storage products rapidly and cost-effectively.

Moving forward, we will need to continue raising capital to support our endeavors. While our previous Start Engine campaign fell short of our target, raising $1.34M instead of the desired $3M, I am excited to announce that we will soon launch our fifth crowdfunding round on Start Engine. We are finalizing the campaign details and anticipate going live before the year comes to a close.

In the coming months, we plan to expand our workforce to include more engineering and technical personnel, as well as business development and product management professionals. While I have great faith in our existing team, it is essential that we bring in more talented individuals to support our growing needs. I look forward to introducing our new team members during the next update.

As we enter 2024, we will be shifting from a pure R&D organization into a revenue generating organization. Our focus will be building products that are competitive and profitable. 2024 will see StorEn significantly expand our marketing and sales efforts on a global basis.

Finally, I want to express my gratitude to each and every one of you for your support of StorEn Technologies. Our 8,000+ private investors have played a pivotal role in positioning us as a technological leader in the energy storage industry. Potential partners and industry leaders are consistently amazed by the strength of our investor network. None of our success would be possible without you.

These are exhilarating times for StorEn Technologies, and I am confident that, with your continued support, we will achieve remarkable success. As always, please don't hesitate to reach out with any questions or concerns.

Thank you for being part of our journey!

Warm regards,

John Davis

CEO, StorEn Technologies

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.